Exhibit 1.01

Conflict Minerals Report of The Gap, Inc.
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

I.Introduction

This is the Conflict Minerals Report of The Gap, Inc. (the “Company,” “we,” “us,” or “our”) for calendar year 2023 in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and 1934 Act Release No. 34-67716 for definitions of terms used in this report, unless otherwise defined herein.

The Company is a collection of lifestyle brands offering apparel, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. The Company purchases branded products from independent vendors that manufacture our products in factories around the world. The Company’s products are available for purchase worldwide through Company-operated stores, Company-owned websites, and third-party arrangements. We also have franchise agreements to operate Old Navy, Gap, Banana Republic, and Athleta throughout the world.

II.Product Description

This report relates to Company products for which certain conflict minerals may be necessary to the functionality or production of the products, that were contracted to be manufactured by the Company, and for which the manufacture was completed during the period from January 1, 2023 through December 31, 2023.

Of the four minerals that are subject to Rule 13p-1 (tin, tantalum, tungsten and gold, or “3TG”), we believe that gold and tin are necessary to the functionality or production of certain branded products that the Company contracts to be manufactured (“In-Scope Products”).

The Company contracts to manufacture products that may contain 3TG, such as (1) apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps on fashion accessories, underwire in brassieres and bathing suits, buttons and buckles, and (2) accessories, including watches, jewelry and other products with electronic components.

III.Due Diligence

A)Design of Due Diligence Framework

The Company’s due diligence process is based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the supplements thereto (“OECD Guidance”).

It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. As the Company is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

B)Due Diligence Measures Implemented

The Company does not have a direct relationship with any mineral smelters or refiners (“SORs”). Consequently, our due diligence fact-finding was completed via communications with our vendors. Working with our third-party service provider (the “Service Provider”), we identified those vendors that we determined might utilize 3TG in light of the types of products that those vendors supply (in-scope vendors hereinafter referred to as “Vendors”). We then pursued communications with the Vendors.

Following the framework established by the OECD Guidance, due diligence measures undertaken by the Company included the following:

a.    Step One: Establish Strong Company Management Systems

•In 2013, we adopted a Conflict Minerals Policy, which is publicly available at https://www.gapinc.com/en-us/values/sustainability/esg-resources/sustainability-policies;
•We formed an internal team, currently comprised primarily of individuals from our Legal and ESG functions, to oversee the due diligence process;
•We retained outside counsel and the Service Provider to advise us on compliance with the conflict mineral rules;
•We engaged the Service Provider to execute a due diligence process under the Company’s supervision;
•A reasonable country of origin inquiry (“RCOI”) was conducted regarding 3TG in the In-Scope Products that was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) or was from recycled or scrap sources;
•We have a Code of Business Conduct hotline through which concerns can be reported; and
•We report enterprise risk management findings to the Board of Directors and senior management, as appropriate.

b.    Step Two: Identify and Assess Risk in the Supply Chain

We provided our Service Provider with a list of our Vendors based on the Company’s influence over the manufacturing process (i.e., meeting the manufacture or contract to manufacture definitions in Rule 13p-1) and potential use of 3TG. Our Vendors were engaged using the RCOI process described below.

Reasonable Country of Origin Inquiry

The Company’s Service Provider engaged with our Vendors to collect information about the presence and sourcing of the 3TG used in In-Scope Products using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). The RCOI began with an introduction email from the Company to our Vendors describing the Conflict Minerals Compliance Program requirements. Vendors were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of the template. Vendors were also provided access to educational tools and webinars.

Following the initial introduction and information request, reminder emails were sent to each non-responsive Vendor. Vendors who remained non-responsive to these reminder emails were contacted and offered assistance. A total of 279 Vendors were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The response rate for these Vendors was 66%. Of these responding Vendors, 7% indicated that 3TG is necessary to the functionality or production of the products they supply to the Company.

Vendors were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG SORs and associated mines and locations of origin. Vendors who had already performed a RCOI through the use of the CMRT were asked to upload this document in the Service Provider’s system or to provide this information in the online survey version.

Where a Vendor was unable to provide a CMRT, the Service Provider requested information regarding the relevant suppliers of the Vendor. These suppliers, and subsequent tiers of suppliers, as identified, were then engaged.

Vendors were provided the opportunity to share information at a level at which they were most comfortable (i.e., company, product or user-defined), but the declaration scope had to be specified in their response.

c.    Step Three: Design and Implement a Strategy to Respond to Identified Risks

Vendor responses were evaluated for plausibility, consistency and gaps. Additional outreach was conducted to attempt to resolve the following types of quality concerns:

•One or more SORs were listed for an unused metal;
•SOR information was not provided for a used metal, or an SOR identified was not a verified metal processor according to the Service Provider’s database;
•Vendor answered “yes” to sourcing from a Covered Country, but none of the SORs listed in the Service Provider’s database are known to source from the region;
•Vendor indicated that they have not received conflicts mineral data for each metal from all relevant suppliers;
•Vendor indicated that they have not identified all of the SORs used for the In-Scope Products;
•Vendor indicated that they have not provided all applicable SOR information received; or
•Vendor indicated that 100% of the 3TG used for the In-Scope Products originates from scrap or recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

d.    Step Four: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

For those Vendors using SORs that are known or thought to be sourcing from the Covered Countries, additional investigation was needed to determine the source and chain of custody of the 3TG. The Company’s Service Provider used the RMI’s list of conformant SORs to identify SORs verified as “conformant” with the following internationally accepted audit standards: the RMI Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association Good Delivery Program or the Responsible Jewellery Council Chain-of-Custody Certification.

If the SOR was not certified by one of these internationally recognized schemes, the Service Provider attempted to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain of custody or the source of 3TG. Relevant information included whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also conducted to determine whether there were any outside sources of information regarding the SOR’s sourcing practices.

Through the RCOI and due diligence processes described above, the Service Provider compiled a list of 27 “known and active” SORs identified through our Vendors, meaning the SOR was included in the Service Provider’s SOR database. Of those, 26 SORs were identified as “conformant” with one of the three internationally recognized schemes described above. The Company has not elected to describe any of the In-Scope Products as “DRC conflict free” in this report.

e.    Step Five: Report on Supply Chain Due Diligence

The Form SD and Conflict Minerals Report for calendar year 2023 will be filed with the Securities and Exchange Commission and made available on our website.

C)Steps to Improve Diligence and Further Steps to Mitigate Risk

The Company endeavors to improve upon its conflict minerals due diligence and information gathering efforts via the following measures:

•Continue to improve its supply chain mapping and assess the presence of 3TG in its supply chain;
•Clearly communicate expectations with regard to supplier performance, transparency and sourcing;
•Endeavor to maintain a higher response rate for the RCOI process; and
•Work with our Service Provider to continue to compare RCOI results to information collected via independent SOR validation programs such as the RMAP.

D)Due Diligence Determination

Facilities Used to Process Necessary Conflict Minerals in In-Scope Products: While the Company has exercised due diligence and worked closely with its Vendors to survey the conflict minerals supply chain (as described above), we were not able to identify with reasonable certainty the facilities used to process the necessary 3TG used in In-Scope Products. However, based on the information acquired through the due diligence process, a summary of the certification statuses of the facilities that the Company believes may have been used to process the necessary 3TG used in In-Scope Products is included in Annex I hereto.

Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products: While the Company has exercised due diligence and worked closely with its Vendors to survey the supply chain (as described above), we were not able to determine with reasonable certainty the countries of origin of the necessary 3TG used in In-Scope Products or whether the necessary 3TG used in In-Scope Products is from recycled or scrap sources.

Information About Efforts to Determine Mine or Location of Origin: The description of our due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.

IV.Independent Private Sector Audit

The Company has not elected to describe any of the In-Scope Products as “DRC conflict free,” and for this reason, an independent private sector audit of this report has not been conducted.

Forward-Looking Statements

Statements relating to due diligence process improvements made in this report, as well as certain other statements made in this report, are forward-looking in nature and are based on Company management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors (such as whether industry organizations and initiatives such as the RMI remain effective as a source of external support to us in the conflict minerals compliance process, whether the results of our efforts to improve the due diligence process will be effective and whether our Vendors will continue to respond to the RCOI process) that may be outside of the Company’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

No Incorporation by Reference

No documents, third-party materials or websites (including the Company’s) referred to herein shall be deemed to be incorporated by reference in, or considered to be a part of, this report.

ANNEX I

Metal	Known Smelters or Refiners	Conformant Smelters or Refiners
	Total	Total	% of Known Smelters or Refiners
Gold	6	6	100%
Tin	21	20	95%
Total	27	26	96%